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                                   EXHIBIT 21


                         SUBSIDIARIES OF THE REGISTRANT


1. Diodes Taiwan Company, Limited, a corporation organized and existing under the laws of the Republic of China (Taiwan) with principal offices located at 5 Fl., 510-16 Chung-Cheng Road, Hsin-Tien City, Taipei, Taiwan, Republic of China. This subsidiary does business under its own name. This is a wholly-owned subsidiary of Diodes Incorporated.

2. Shanghai KaiHong Electronics Co., Ltd., a corporation formed under the laws of the People's Republic of China with principal offices located at No. 61 Xinnan Street, Xingqiao Town, Songjiang County, Shanghai, Republic of China. This subsidiary does business under its own name. This is a 95% majority-owned joint venture and a subsidiary of Diodes Incorporated.


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